INTERIM REPORT REQUEST – 2004

Many shareholders may not wish to receive interim (quarterly) financial statements of Masonite International Corporation by mail, as they will have already accessed this information through the press release announcement of quarterly results from our Internet site at http://www.masonite.com.

If you wish to receive interim financial statements by mail this year, simply complete and return this request in the enclosed envelope. Your name will then be included on the supplemental mailing list.

That list will be cleared each year and you will receive a new request form. Continued receipt requires completion and return of the request each year.

If you do not return this request, interim financial statements will not be mailed to you.

Cusip: 575384

I am a shareholder of Masonite International Corporation.

I wish to receive interim financial statements in 2004.

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IF YOU WISH TO RECEIVE INTERIM FINANCIAL STATEMENTS BY MAIL, COMPLETE AND RETURN THIS REQUEST, TOGETHER WITH YOUR PROXY OR VOTING INSTRUCTION FORM IN THE ENVELOPE PROVIDED, or to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1.